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Aaron French · 3rd

Sustainable Supply Chain & Operations.

Oakland, California, United States · 500+ connections ·

Contact info

 Humphry Slocombe

 University of California,
Berkeley - Walter A. Haas...

About

Aaron French is a sustainable supply chain and operations executive working for Humphry Slocombe ice cream, named a Top 5 ice cream in America (Food Network). He has worked with and consulted to some of the largest food producers and retailers in the United States ... see more

Activity

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Experience



Operations - R&D, Production, Distribution
Humphry Slocombe
2018 – Present · 2 yrs

  **Humphry Slocombe**



Board Member
CONSERVATION ACTION RESEARCH NETWORK
2019 – Present · 1 yr

CARN seeks to advance evidence-based conservation efforts that conserve biodiversity and ecosystem health, protect threatened wildlife species and habitats, and promote environmental sustainability.

  **Conservation Action Research Network**



"The Bay Area Homegrown Cookbook" (Voyageur Press, 2011)
Voyageur Press
May 2009 – Nov 2011 · 2 yrs 7 mos

Wrote and photographed a farm-to-table cookbook featuring interviews with Bay Area Chefs and Farmers.

Education



University of California, Berkeley - Walter A. Haas School of Business
MBA

Focus on sustainability & innovation.



Massachusetts Institute of Technology, MITx
Supply Chain Management X-Series Certificate



San Francisco State University
Master's, Biology - Ecology and Conservation

Studied sustainability and regeneration of tropical ecosystems; behavioral interactions and dominance hierarchies; analysis of large, multivariate data sets.



University of California, San Diego
B.S., Biology - Ecology and Evolution

Dean's Honors list; studied spatial heterogeneity in endangered ecosystems, sponsored by the Scripps Institution of Oceanography; semester abroad at the Monteverde Institute, Costa Rica, studying Tropical Biology & Conservation.

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